Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-157642
Dated January 13, 2011

Preliminary Terms and Conditions – 15NC3 Fixed Rate Step-up Callable Notes

Issuer:	Toyota Motor Credit Corporation

Security:	Fixed Rate Step-up Callable Medium Term Notes, Series B

Issuer Senior Long-Term Debt Ratings:	Aa2 (negative outlook) / AA (negative outlook)

Cusip:	89233P4U7

Pricing Date:	January , 2011

Settlement Date:	January 28, 2011

Maturity Date:	January 28, 2026

Principal Amount:	$ (may be increased prior to the Settlement Date)

Issue Price:	100.00%

Re-offer Price:	Par

Agent’s Discount or Commission:
2.25%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.

All-in Price to Issuer:	97.75%

Net Proceeds to Issuer:	$

Interest Rate:	3.00%, from and including the Settlement Date to but excluding January 28, 2014;
4.00%, from and including January 28, 2014 to but excluding January 28, 2017;
4.50% from and including January 28, 2017 to but excluding January 28, 2020;
5.00% from and including January 28, 2020 to but excluding January 28, 2023; and
7.00% from and including January 28, 2023 to but excluding the Maturity Date.

Interest Payment Frequency:	Quarterly

Initial Interest Payment Date:	April 28, 2011

Interest Payment Dates:	On the 28th of each January, April, July and October and on the Maturity Date

Day Count Convention:	30/360

Redemption:
The Notes are subject to redemption by the Issuer, in whole or in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on January 28, 2014 and on the 28th of each January, April, July and October thereafter upon 10 calendar days notice.

Business Day Convention:	Following

Period End Dates:	unadjusted

Business Days:	New York

Governing Law:	New York

Calculation Agent:	Deutsche Bank Trust Company Americas

Minimum Denominations:	$1,000 and $1,000 increments thereafter

Form of Note:	Book-entry only

Agent:	Morgan Stanley & Co. Incorporated

United States Federal
Income Tax Considerations:
This discussion applies only to initial investors in the Notes who purchase the notes at the “issue price,” which will equal the first price at which a substantial amount of the notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  Based on the operation of Treasury regulations that address the treatment of an issuer’s option to redeem a debt instrument, the Notes will not be treated as issued with “original issue discount” and stated interest on the Notes will generally be taxable to you if you are a U.S. Holder (as defined in the prospectus supplement) as you receive it or accrue it in accordance with your normal method of accounting for U.S. federal income tax purposes.  For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the prospectus supplement titled “United States Federal Income Taxation.”

DTC Number:	#50

Risk Factor:
Early Redemption Risk. The Issuer retains the option to redeem the Notes, in whole or in part, on any quarterly Interest Payment Date, beginning on January 28, 2014.  It is more likely that the Issuer will redeem the Notes in whole prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of a comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed, in whole or in part, prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the prospectus dated March 2, 2009 and prospectus supplement thereto dated March 10, 2009 relating to these notes.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6387.

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